Valeo

RECEIVED
2005 SEP 19 A 11:

05011271

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, September 9th, 2005

File n° 82 – 3668
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed our latest releases dated August 29, 2005 and September 9, 2005 concerning, for the first one, Valeo increases shareholding in Ichikoh to 27.6%, and for the other one, the signature of Valeo tenth joint venture in China for Park Assist sensors and switches.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

Encl. 1

dlw 9/19

Valeo

Communiqué de presse
Press release

05.25

Valeo signs tenth joint venture in China for Park Assist sensors and switches

Paris, France, 9 September, 2005 - Valeo today announced the signing of a new joint venture with Hangshen Electronics, a Chinese automotive tier 1 supplier, for the production of ultrasonic products and switches. The joint venture is 75% owned by Valeo and is located in Shenzhen. This joint venture, the Group's tenth in the country, demonstrates Valeo's continuing commitment to the Chinese automotive market and strengthens the Group's eleven year presence in China. It is in line with Valeo's goal to bring all of its product lines and technologies to the Chinese market.

Valeo is the world leader in Ultrasonic Park Assist sensors with over 50 million sold since 1991.

The Chinese market for these product lines is anticipated to grow significantly and the joint venture, which combines Valeo's technology leadership with Hangshen's distribution and market access expertise, is anticipated to become a market leader within two years.

"The Chinese market represents a key part of Valeo's future growth. With the creation of this new joint venture, Valeo will be in a better position to serve both Chinese and global automakers," said Thierry Morin, Valeo Chairman & CEO. "We are fully committed to the development of China's automotive industry and will continue to work closely with all our Chinese partners by sharing our capabilities in research, development and manufacturing."

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 130 plants, 68 R&D centers, 9 distribution centers and employs 72,100 people in 28 countries worldwide.

Media Contact:
Alexandre Telinge,
Alexandre.telinge@valeo.com
+ 33 1 40 55 20 74

Valeo

Communiqué de presse
Press release

05.24

Valeo increases shareholding in Ichikoh to 27.6%

Paris, France, August 29, 2005 - Valeo announced today that it had increased its participation in Ichikoh Industries Ltd, the Japanese automotive lighting and mirror manufacturer, to 27.6%. Valeo's participation in Ichikoh dates from July 2000 when the two companies signed a business alliance for lighting products in Japan and Valeo took a shareholding of 20.7% of Ichikoh. Valeo has also this year strengthened its partnership with Ichikoh through the appointment of two new Valeo Board members bringing its total Board representation to three.

This increase in the participation of Valeo is another step in its strategy to reinforce its presence in Asia and to provide world class lighting technology to all customers. Valeo, through its partnerships with Ichikoh and with Sylvania in North America, is the world leader in automotive lighting and offers a full range of innovative products including dynamic bending lights and LED front and rear lighting.

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 130 plants, 68 R&D centers, 9 distribution centers and employs 72,100 people in 28 countries worldwide.

For further information please contact:
Kate Philipps, Group Communications Director,
Kate.philipps@valeo.com
Tel.:+ 33.1.40.55.20.65

Rémy Dumoulin, Financial Relations Director,
Remy.dumoulin@valeo.com
Tel.: +33.1.40.55.29.30